

17009124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

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SEC FILE NUMBER
8-69501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OPUS FINANCIAL PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Boulevard, 12th Floor

(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Mark Cervantes   949-251-8164

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

550 S Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Mark Cervantes _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Financial Partners, LLC _____, as of December 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Steven Cervantes _____

Signature

Chief Compliance Officer and FINOP

Title

~ See attached California Jurat

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange_____

Subscribed and sworn to (or affirmed) before me on this 27th___
day of February_____, 20 17_, by Steven Cervantes_____

_____,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

(Seal)   Signature_____

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Table of Contents
December 31, 2016



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Opus Financial Partners, LLC:

We have audited the accompanying balance sheet of Opus Financial Partners, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Opus Financial Partners, LLC as of December 31, 2016 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2017

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet
December 31, 2016

Assets:

Cash	$	5,456,744
Equity warrants		1,017,122
Premises and equipment		
(Net of accumulated depreciation of $1,950)		4,550
Other assets		39,816
Total assets	$	6,518,232

Liabilities and Member's Equity:

Liabilities:

Incentive compensation liability on equity warrants	$	224,565
Accrued compensation		606,664
Accrued professional services		49,743
Deferred revenue		52,083
Other		12,323
Total liabilities		945,378

Member's equity:

Member's contribution	4,298,776
Retained earnings	1,274,078
Total member's equity	5,572,854

Total liabilities and member's equity	$	6,518,232

See accompanying notes to the balance sheet.

(1) Organization and Nature of Business

Opus Financial Partners, LLC, (the "Company"), was formed on June 13, 2014 under the State of Delaware law as a single member Limited Liability Company and is a wholly owned subsidiary of Opus Bank ("Parent"). On January 6, 2015, the Company became registered as a broker-dealer with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company provides advice and support for mergers and acquisitions, debt and equity capital raising, and general financial advisory and restructuring services for lower middle-market and middle-market companies.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's balance sheet has been prepared in accordance with generally accepted accounting principles ("GAAP") on the accrual basis and to conform to practices within the Company's industry.

(b) Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(c) Cash

The Company maintains cash in a noninterest bearing bank account held with a bank that is independent of the Company and the Parent.

(d) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation calculated on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

(e) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are disclosed in accordance with a three level hierarchy (i.e. Level 1, Level 2, and Level 3) established under ASC Topic 820, *Fair Value Measurement* (ASC 820). The Company uses valuation techniques in determining the fair value of assets and liabilities based on assumptions that market participants would use in the most advantageous primary market.

The fair value of equity warrants is determined at grant date and then reassessed quarterly thereafter. A Black-Scholes option pricing model was used to determine the fair value as of December 31, 2016.

(f)   Equity Warrants

The Company may receive equity warrants as part of the consideration for advisory service engagements. Equity warrants are reported at fair value on the balance sheet.

(3)   Net Capital Requirements

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day. At December 31, 2016 the Company's net capital of $4,511,366 exceeded the minimum net capital requirement by $4,448,341 and the Company's ratio of aggregate indebtedness $945,378 to net capital was 0.21:1 which is less than the 15:1 ceiling required.

(4)   Equity Warrants

In connection with the advisory service engagements, the Company has received equity warrants as part of the consideration received for the services performed. As of December 31, 2016 our equity warrant assets totaled $1,017,122.

The Company and the Parent have entered into an incentive compensation agreement with a designated registered representative of the Company. The incentive compensation agreement includes terms that entitle the registered representative to a portion of the revenue generated from the Company, including equity warrants that are received as consideration for the advisory service engagements. For any equity warrants that qualify for allocation to the registered representative under the terms of the incentive compensation agreement, an incentive compensation liability that represents the portion of the equity warrants that are allocated to the registered representative of the Company is recorded. The liability is subsequently adjusted for changes in fair value of the associated warrants. As of December 31, 2016, our incentive compensation liability on equity warrants totaled $224,565.

(5)   Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs and assumptions used in the determination of fair value are classified in the fair value hierarchy as follows:

Level 1 - Quoted market prices in an active market for identical assets and liabilities.

Level 2 - Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuation inputs of which are observable and can be corroborated by market data.

Level 3 - Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at the dates indicated. The Company has no assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2016.

	Fair value measurements on recurring basis			
	Quotes Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Assets:				
Equity warrant assets	$ —	$ —	$ 1,017,122	$ 1,017,122
Total assets	$ —	$ —	$ 1,017,122	$ 1,017,122

The fair value of the equity warrants are determined using a Black-Scholes option pricing model. Key assumptions used in determining the fair value include the exercise price of the warrants, valuation of the underlying entity's outstanding stock, expected term, risk-free interest rate, marketability discount and price volatility.

The fair values of the equity warrants are dependent on the fair value of the underlying companies. Changes in the valuation as well as the volatility of the underlying companies will materially impact the fair value of the equity warrants. There were no transfers in and/or out of Level 3 during the year ended December 31, 2016.

The following table presents information about the significant unobservable inputs used for the Company's Level 3 fair value measurements at December 31, 2016.

	Valuation Technique	Significant Unobservable Inputs	Weighted Average
Equity warrants	Black-Scholes option pricing model	- Volatility	56.15%
		- Risk-free interest rate	2.01%

(6) Related Party Transactions

The Company and its Parent have entered into an expense sharing agreement that confirms the process by which direct and indirect expenses are allocated and recognized between the respective entities. Direct expenses generally include costs that are directly identifiable to the operation of the Company while indirect expenses include an overhead allocation from the Parent that covers the amount of general and administrative costs allocated to the Company. There were no receivables or payables associated with the Parent as of December 31, 2016.

(7) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2016:

		2016
Computer software	$	6,500
Less: Accumulated depreciation		(1,950)
Premises and equipment, net of accumulated depreciation	$	4,550

(8) Income Taxes

The Company was formed as a single member limited liability company and therefore classified as a disregarded entity for federal and state income tax purposes. Income and expenses generated from the Company are reported on the income tax returns of the Parent. The Company is not required to reimburse the Parent for income taxes and there is no tax-sharing agreement between the Company and the Parent. Management of the Company and the Parent have no intention of changing these terms. The Company has concluded that there are no material uncertain tax positions and has not recorded a liability for uncertain tax positions as of December 31, 2016. In the event that the Company had uncertain tax positions, we would recognize accrued interest and penalties, as appropriate, related to unrecognized income tax expenses or benefits in income tax expense.

(9) Subsequent Events

The Company has evaluated all material subsequent events after December 31, 2016 through February 27, 2017, the date the financial statement was issued, and determined that there are no other items to disclose.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Exemption Report

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Opus Financial Partners, LLC:

We have reviewed management's statements, included in the accompanying Opus Financial Partners, LLC Exemption Report (the Exemption Report), in which (1) Opus Financial Partners, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2017

Exemption Report under rule 17a-5

OPUS FINANCIAL PARTNERS, LLC
EXEMPTION REPORT

Opus Financial Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2016 through December 31, 2016 without exception.

I, Steven Mark Cervantes, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Opus Financial Partners, LLC (CRD 172146)

BY: _____

Steven Mark Cervantes
Chief Compliance Officer and FINOP

Date: February 27, 2017